WILLIAMS LAW GROUP, P.A.
3205 Wallace Ave.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

February 10, 2010

Ms. Celia Soehner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Attune RTD
Registration Statement on Form S-l
Filed on December 8, 2009
File No. 333-163570

Dear Ms. Soehner:

We have filed on EDGAR the above Amendment No. 1.

Our responses to your comments are as follows:

Summary Information, page 4
1.
Revise the penultimate paragraph on page 4 to clarify what business activities can be completed with an additional $1.7 million. For example, will that cover the cost to manufacture 5,000 units of the Brio Wave 175p's?

We have added disclosure concerning the business activities that can be accomplished with this funding.
Organization, page 4
2.
We note that you changed your name to its current form in March 2008; however, it is unclear where you have filed as an exhibit the amendment to your Articles of Incorporation that reflects such change. Please advise.

Answer
We have filed this amendment as exhibit 3.5.
Risk Factors, page 7
3.
Please reconcile your disclosure that you "rely on a combination of patent, patent pending, copyright, trademark and trade secret laws, proprietary rights agreements and non-disclosure agreements" with your disclosure under "Intellectual Property" on page 27. Specifically, it appears from your disclosure on page 27 that your intellectual property is limited to three pending patent applications.

Answer
We have revised this risk factor consistent with this comment.
4.	Please file as exhibits the "proprietary rights agreements" that you mention in the last paragraph of this risk factor.
Answer
We have filed the form of proprietary rights agreements with our employees as exhibit 10-4.

5.
Revise to state the number of shares of Class B preferred stock that is outstanding, and clarify whether the preferred stock is voted separately or as one class with the common stock. Also disclose the total percentage of voting control on a combined basis that is held by officers, directors, and affiliates.

Answer
 As of the date of this Prospectus, all 1,000,000 Class B preferred cumulative participating super voting stock is issued and outstanding Each share of Class B preferred stock entitles the holder to one hundred votes, either in person or by proxy, at meetings of shareholders. The holders are permitted to vote their shares cumulatively as one class with the common stock.  The total percentage of voting control on a combined basis that is held by officers, directors and affiliates is 96.04%.
6.	Please revise your disclosure that you "may become subject to Rule 15g-9 under the Exchange Act..." since it appears that you will be subject to the rule.
Answer
Risk revised to indicate we will be subject to these provisions.
Selling Security Holders, page 14
7.	Please revise the selling security holders table to include only those persons or entities who are actually selling shares in this offering.

Answer
Name	Total Shares Owned	Shares Registered	Percentage Before Offering	Number of Shares after Offering (1)	Percentage After Offering (1)	Relationship to Attune RTD
Bailey, Steve	500,000	100,000	2.30%	400,000	1.98%	Operations Officer
Bianco, Thomas	6,000,000	100,000	27.60%	5,900,000	29.23%	Treasurer, C.F.O, Director
Conley, Bill	15,000	8,000	0.07%	7,000	0.03%	Services/PCB Development 8/20/2008
Curtin, Rob	23,000	11,500	0.11%	11,500	0.06%	Services/Consulting on HVAC 2/20/2008, 9/21/2008
Davis, Paul	500,000	100,000	2.30%	400,000	1.98%	Vice President, Director
Davis, Shane & Jeannette	300,000	100,000	1.38%	200,000	0.99%
Davis, Shawn	6,000,000	100,000	27.60%	5,900,000	29.23%	Principal Executive Officer, Director
Dunn, Gary	16,000	8,000	0.07%	8,000	0.04%
Fog III, George	8,000	8,000	0.04%	0	0.00%	Services/Equipment Testing 8/20/2008
Landress, William & Freda	8,000	8,000	0.04%	0	0.00%
Lostlen, Tad	15,000	15,000	0.07%	0	0.00%	Services/Contracting Services 9/27/2008
Loyd, David T.	8,000	8,000	0.04%	0	0.00%
Mariscal, Belia & Davis, Jeannette	27,777	27,777	0.13%	0	0.00%
Multimedia Ventures, Ron Paxson Principal	1,204,283	100,000	5.54%	1,104,283	5.47%
Parsons, Douglas & Rosaura	8,000	8,000	0.04%	0	0.00%
Ramos, Richard & Belen	20,303	13,636	0.09%	6,667	0.03%
Ramos, Richard & Thelma	13,636	13,636	0.06%	0	0.00%
Reason, Michael & Denise	40,000	40,000	0.18%	0	0.00%
Royce, Robert	8,000	8,000	0.04%	0	0.00%	Services/Enclosure Engineering 8/20/2008
Sanchez, Mike & Tracy	8,000	8,000	0.04%	0	0.00%
Schaible, Mike & Patti	16,000	8,000	0.07%	8,000	0.04%
Simmons, Jacqui	250,000	100,000	1.15%	150,000	0.74%
Sisneros, Orlando & Linda	27,777	27,777	0.13%	0	0.00%
Slesinger, Patty	100,000	100,000	0.46%	0	0.00%
Smith, Timothy	500,000	100,000	2.30%	400,000	1.98%	Secretary
Steib, Mike	8,000	8,000	0.04%	0	0.00%
Steib, Shawn	500,000	100,000	2.30%	400,000	1.98%	Executive Technical Officer
Stys, Philip R.	106,667	40,000	0.49%	66,667	0.33%
Tai, Raymond	2,945,714	100,000	13.55%	2,845,714	14.10%	Foreign Operations Officer
Tokatli, Joseph	20,000	20,000	0.09%	0	0.00%
USFI Marketing Faisal Ahmad Principal	239,944	100,000	1.10%	139,944	0.69%	Services/Marketing Communications On Going
Valenzuela, Deattria Raye	8,000	8,000	0.04%	0	0.00%
Valenzuela, James & Deattria	8,000	8,000	0.04%	0	0.00%
Williams, Michael	50,000	50,000	0.23%	0	0.00%	Attorney- On going
Total	2,238,704	0	10.30%	2,238,704	11.09%

8.
Please revise your disclosure under this section so that the nature of any position, office, or other material relationship that the selling security holder has had with you, any of your predecessors, or any of your affiliates within the past three years is clear. For example and without limitation, we note that you disclose only "Services 9/27/08" to explain Tad Lostlen's relationship to you.

Answer
Relationship clarified in table
9.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise  the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. We note, for example, "Multimedia Ventures" and "USFI Marketing." Refer to Question and Answer 140.02 in the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://vvww.sec.gov/divisions/coipfin/guidance/regs-kinterp.htm.

Answer
USFI Marketing Communications, Faisal Ahmad principal.  Multimedia Ventures, Ron Paxson, Principal.
10.	Please tell us whether any of the selling security holders are broker-dealers or affiliates of a broker-dealer.
Answer
To the best of our knowledge, none of the selling security holders are broker-dealers or affiliates of a broker dealer.
11.
Please describe the transactions that took place in which the selling security holders received the shares that you are registering on their behalf, including the number of investors and the per share consideration paid. Please also disclose the facts that you relied upon to make the determination that the selling shareholders acquired their shares in transactions that were exempt from registration.

Answer
Name	Registered Shares	Nature of Transaction
Bailey, Steve	100,000	Pre-split Paid $29.64 for 1,785.71 shares
Bianco, Thomas	100,000	Pre-split Paid $355.71 for 21,428.57 shares
Conley, Bill	8,000	Shares received in compensation for consulting services related to BrioWave initial hardware design and testing
Curtin, Rob	11,500	Shares received in compensation for consulting services
Davis, Paul	100,000	Pre-split Paid $29.64 for 1,785.71 shares
Davis, Shane & Jeannette	100,000	Paid Cash, Private Placement
Davis, Shawn	100,000	Pre-split Paid $355.71 for 21,428.57 shares
Dunn, Gary	8,000	Paid Cash, Private Placement
Fog III, George	8,000	Shares received in compensation for consulting services related to endurance testing of BrioWave hardware
Landress, William & Freda	8,000	Paid Cash, Private Placement
Lostlen, Tad	15,000	Shares received in compensation for consulting services and construction services related to server cabinet
Loyd, David T.	8,000	Paid Cash, Private Placement
Mariscal, Belia & Davis, Jeannette	27,777	Paid Cash, Private Placement
Multimedia Ventures, Ron Paxson Principal	100,000	Paid Cash, Private Placement
Parsons, Douglas & Rosaura	8,000	Paid Cash, Private Placement
Ramos, Richard & Belen	13,636	Paid Cash, Private Placement
Ramos, Richard & Thelma	13,636	Paid Cash, Private Placement
Reason, Michael & Denise	40,000	Paid Cash, Private Placement
Royce, Robert	8,000	Shares received in compensation for consulting services and engineering services related to polyethylene enclosure
Sanchez, Mike & Tracy	8,000	Paid Cash, Private Placement
Schaible, Mike & Patti	8,000	Paid Cash, Private Placement
Simmons, Jacqui	100,000	Paid Cash, Private Placement
Sisneros, Orlando & Linda	27,777	Paid Cash, Private Placement
Slesinger, Patty	100,000	Paid Cash, Private Placement
Smith, Timothy	100,000	Pre-split Paid $29.64 for 1,785.71 shares
Steib, Mike	8,000	Paid Cash, Private Placement
Steib, Shawn	100,000	Pre-split Paid $29.64 for 1,785.71 shares
Stys, Philip R.	40,000	Paid Cash, Private Placement
Tai, Raymond	100,000	Services
Tokatli, Joseph	20,000	Paid Cash, Private Placement
USFI Marketing Faisal Ahmad Principal	100,000	Converted $83,980 in debt realized for business strategy and marketing services from inception through July 31, 2009
Valenzuela, Deattria Raye	8,000	Paid Cash, Private Placement
Valenzuela, James & Deattria	8,000	Paid Cash, Private Placement
Williams, Michael	50,000	Attorney-Ongoing

Directors. Executive Officers. Promoters and Control Persons, page 19
12.
We note the timeframe when certain members of management intend to devote full time to your business. Please explain in more detail what will constitute "completion of funding and commencement of full-scale operations." Also, include a risk factor to address the limited extent to which any members of management are devoting to this business currently.

Answer
Completion of funding and commencement of full-scale operations means the following:
The following additional business activities can be completed with approximately $1,700,000 in capital:
Activity	Number of Units	cost per unit	Total
Inventory
BrioWave 175p Units	4,500	$170.00	$765,000.00
			$765,000.00
Operations
Existing SG&A Expense			$472,000.00
Hire Sales Representative E. Coast	1		$85,000.00
Hire Sales Representative W. Coast	1		$85,000.00
HP Servers Cloud Computing	3		$14,681.10
Web Infrastructure	1		$33,126.11
			$689,807.21

Marketing
Marketing Services to drive revenue			$245,192.79
			$245,192.79

Total			$1,700,000.00

Approximately four thousand five hundred BrioWave 175p units can be produced.  The additional inventory can be marketed and promoted in additional territories, outside of California and Texas through two additional sales representatives, and marketed through a new promotional and positioning marketing plan that targets segmented consumer profiles.
A scalable web infrastructure consisting of three specially configured servers running VM Ware software in a cloud computing environment, housing Attune RTD’s proprietary Graphical User Interface could be purchased in line with its value proposition to save consumers money to allow for the remote monitoring, changing, and manipulation of its BrioWave 175 controllers for the purposes of conserving energy and reducing energy consumption to save money.
Hybrid Motor Development Expense
Motor Development Expense			$125,000.00
PCB Controller Expense			$90,000.00
Tooling Expense, Moulds			$70,000.00
			$285,000.00

Inventory
Hybrid Motor	4,500	$130.00	$585,000.00
Controller	4,500	$64.00	$288,000.00
			$873,000.00

Operations
Existing SG&A Expense			$472,000.00
Hire IT Personnel	1		$85,000.00
Hire Computer Code Programmer	1		$85,000.00
			$642,000.00

Total			$1,800,000.00

The remaining $1,800,000 in capital detailed in the above table fully capitalizes Attune RTD’s business plan, and constitutes completion of funding and commencement of full-scale operations.
13.	Please revise your prospectus so that the various items about management (i.e., Regulation S-K Items 401 through 407) are presented contiguous to each other.
Answer
We have revised the order in which these items appear consistent with this comment.
Preferred Stock, page 24
14.	Please expand to disclose all the material terms of the preferred stock.
Answer
The Class B Participating Cumulative Preferred Super-voting Stock pays dividends at 6%. Each share of Class B preferred stock entitles the holder to one hundred votes, either in person or by proxy, at meetings of shareholders. The holders are permitted to vote their shares cumulatively as one class with the common stock.
Description of Business, page 25
15.	Please expand your disclosure to address the planned distribution methods of your products. For example, will sales be made directly to customers? Refer to Regulation S-K Item 101(h)(4)(ii).
Answer
Attune RTD plans on selling its product through consumer facing retail utility producers such as TXU Energy and Southern California Edison as we believe this is the shortest path to the consumer.  Attune RTD also plans to sell its product through mass merchandisers such as WalMart, Walmart.com, Sam’s Club, Samsclub.com, Costco, Costco.com, Sears and Sears.com.  As such, we have retained the professional services of Sheldon Gottlieb, who maintains contact with several key personnel from these organizations.  Since Attune RTD is not producing revenue, we have an agreement in place with Sheldon Gottlieb.  The agreement states that Mr. Gottlieb will open communications with these key personnel to establish dialogue and provide consultation in developing, cultivating and maintaining these distribution channels once established.  In exchange for Mr. Gottlieb’s performance, Attune RTD has agreed to give Mr. Gottlieb 500,000 shares of Class A Common Stock.   As of the date of this filing, no sales have occurred under the contract and the shares are not considered issued or outstanding for accounting purposes.
Products, page 26
16.
We note your description of the "BrioWave 175p" device in the first and second paragraphs under this section. Please tell us why you have not provided a description in this section of the "BrioWave 325p" device that is mentioned on page 25. Furthermore, please reconcile your disclosure in the second paragraph under this section with your disclosure in the third paragraph that the "BrioWave175p" device "does not contain the pressure monitoring/automatic backwash system."

Answer
We have revised the paragraph in which these items.
Manufacturing, page 26
17.
Please revise your disclosure to state the material terms of your manufacturing X agreements with MFC Northwest. Please also add risk factor disclosure that addresses your lack of written contracts with your manufacturers, as described in this section.

Answer
Attune RTD is outsourcing all production, including, but not limited to, the design of our printed circuit board technology, firmware, and software assembly to MEC Northwest.  MEC Northwest Engineers, namely Marck Slezak, Norm Simon and Larry Holton discuss the deliverables with Attune project managers namely Paul Shawn Davis and Thomas Bianco which results in MEC generating a project schedule.  Once work is completed and accepted according to the project schedule, MEC Northwest generates an invoice, and payments are made accordingly as work progresses according to the project schedule.  MEC and Attune RTD have in the past agreed to a payment schedule where pre-determined payments are made consisting of a predetermined amount on a monthly basis.  This amount is subject to change as design changes are implemented, or the scope of the technology changes.  MEC warrants that all products delivered will be suitable for their intended use or purpose and free from defects in material and workmanship and shall be manufactured in compliance with IPC-A-610 Class 2 workmanship   We maintain tooling in Guangzhou China for the purpose of manufacturing our polyethylene enclosure.  We do not have any signed contracts pertaining to any of our manufacturing.

Sales, page 26
18.
Please file as an exhibit the written service agreement with USFI Marketing Communications. Please also clarify how you have complied with the terms of that agreement since December 2008, since we note from your disclosure elsewhere in your prospectus that you have not generated any revenue since inception.

Answer
We have filed this agreement as Exhibit 10-3 and have responded to the comment.
Seasonality, page 27
19.	Please clarify in this section that you have yet to deliver any products.
Answer
Although we have not yet delivered any products, the history of swimming pool electronic control products indicates that our busiest delivery periods trends to be December through June.  July through October are slower periods.
Intellectual Property, page 27
20.	Disclose the inventor(s) identified on the patent applications.
Answer
11,608,467 An Energy saving system for use with swimming pool filter systems (Inventor: Paul Shawn Davis, CEO/Director; Timothy Smith, Secretary; Steven Bailey, Shawn Steib, Paul Davis, Vice President/Director))
12/147,069 An Irrigation System (Inventor: Paul Shawn Davis, CEO & Thomas Bianco, Treasurer)
12/204,135 Spa Control System (Inventor: Paul Shawn Davis, CEO/Director, Thomas Bianco, Treasurer/Director and Raymond Tai)

Management's Discussion and Analysis of Financial Condition.... page 29
Overview, page 29
21.
Please clarify how you are a "diversified research, technology and services company." We note in this regard that you currently have two product models, both of which relate to the swimming pool filtration system industry.

Answer
Attune RTD Inc. is a research, technology and services company dedicated to solving demand energy, energy efficiency, critical water recovery, and everyday challenges through its proprietary and innovative solutions currently all related to swimming pools. Since inception, the Company’s strategy has focused on the following areas: (1) Invent a technology that addresses a major industrial and environmental problem, (2) Develop the technology from concept design to patenting and prototype, (3) Begin the commercialization of the technology through manufacturing, sales, and services, (4) Identify a partner who will be able to take it to the next level, (5) Create shareholder value through licensing or sale of the technology to market leaders. The Company has swimming pool technologies that are in the various stages of development.
22.
Please revise this section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company's financial condition and operating results. This should include a complete discussion of material business opportunities, challenges and risks. For example, please describe in greater detail the substance and status of your negotiations with TXU Energy and Southern California Edison, as mentioned at the top of page 30. Please also disclose whether you have entered into any written agreements with these entities. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350, available on our website at http://www. sec.gov/rules/inteip/33-8350.htm.

Answer
The substance and status of Attune RTD’s negotiations with TXU Energy are ongoing, and we are currently in the process of designing and developing agreed upon framework parameters for the pilot program.  Attune RTD will meet with TXU Energy directors on February 16th, 2010 to discuss the pilot program and develop an agreed upon framework with benchmarks detailing what criteria constitutes a successful outcome or failed outcome and next steps.  Attune RTD intends on discussing BrioWave product pricing, written exclusive agreements where Attune RTD agrees not to sell to any of TXU Energy’s competitors within the state of Texas. The substance and status of Attune RTD’s negotiations with SCE are ongoing, but not as far along as they are with TXU Energy.  Attune RTD’s engineers have been maintaining ongoing dialogue with SCE engineers, and are awaiting a UL tested device which should be ready by April 2010.  Attune RTD intends on delivering a UL tested device to SCE by April 2010, and continue negotiations.
The Company manufactured and began testing the prototype of the BrioWave 175p™ in the third quarter of 2009. Management believes the BrioWave 175p™ smart energy controller will be an important addition to our product line to the utility industry.

Attune RTD identifies the TXU Energy pilot program as a major milestone for the organization.  Attune RTD is challenged with creating a successful pilot program.  A successful outcome would present additional opportunities.  A successful outcome would equate to TXU Energy validating the BrioWave 175p value proposition, in that the device functions as it was intended, reading ambient air temperatures and reducing unnecessary filtration, resulting in savings and economic benefit for the intended consumer.  Pursuant to a successful outcome, TXU Energy directors have agreed to endorse the BrioWave 175p technology, which could potentially increase acceptance of our device in other markets, resulting in additional sales.  A failed outcome would have negative consequences if the device fails to perform as expected and the pilot program as a whole fails.  This outcome would negatively affect the organizations ability to continue raising the necessary capital to fund business operations.  Should the BrioWave 175p pilot program fail to yield less than desirable energy savings results, Attune RTD would be forced to change its marketing strategy, and re-direct its efforts towards developing and cultivating mass-market distribution channels which are more costly and time consuming to develop and cultivate, and re-examine the technology making costly revisions to the hardware and firmware delaying the products launch to market.  In order to leverage our success Attune RTD management has created an advisory board which reports to the Chairman and Treasurer, approved by the Board of Directors.  The purpose of the advisory board is to assist Attune RTD management in developing and deploying innovative products or solutions.  Attune’s purpose in establish an Advisory Board is to ensure it remains a “listening” organization that values “outside-in” thinking and innovative ideas helping management aligning its vision with its mission to develop both long term and short term business strategy that anticipates the future, for the purpose of designing and developing the “what’s next” product that creates consumer value.  Attune RTD is seeking experts in Consumer Marketing, Technology Development, Electric Industry Policy, Economics and Business Management and Administration to serve on the Advisory Board.  Attune RTD has identified Thomas Rose, a retired Energy Future Holdings Employee who has accepted the Advisory Board Chairman’s position.  Mr. Rose is a nuclear engineer that is a well qualified 34 year veteran of the energy sector.
23.	Please explain the term "Zigbee Wireless Enabled" in the third paragraph on page 30.
Answer
BrioWave 175p™ technology is designed to wirelessly communicate and collaborate with the new generation of Smart Meters currently being deployed by the utility industry that are Zigbee Wireless Enabled.  “ZigBee Wireless Enabled” is ZigBee Smart Energy, a wireless communications protocol enabling wireless communication between utilities and common household devices such as smart thermostats and appliances.
24.
Regarding your disclosure in the fourth paragraph on page 30 that you own "several other patent pending technologies," please clarify whether the bulleted list that appears on page 30 includes these technologies. Please also clarify to what these technologies relate, and what devices are planned for commercialization by third quarter 2012.

Answer
In addition to the BrioWave 175p™ technology, the Company presently owns several other patent pending technologies as described below that are in the early development stage. Currently, these technologies are in the early development phase and the company projects commercialization of these devices by third quarter 2012.

The following is a list of the Company’s existing intellectual property estate:
• U.S. Patent Pending - Energy Saving System for Use with Pool Filter System. Relates to the BrioWave 175p and 325p technology.
• U.S. Patent Pending - Irrigation System. Relates to residential irrigation/sprinkler system. planned for commercialization by third quarter 2013.
• U.S. Patent Pending - Spa Control. Planned for commercialization by third quarter 2013.
• U.S. Patent Applied For – Solar Brushless DC Motor Pump.  Relates to hybrid motor development, planned for commercialization by third quarter 2012.
Liquidity and Capital Resources, page 35
25.
We note from your disclosure on page 7 that as of November 2009, you had approximately $91,500 in cash. We note further from your disclosure on page 53 that you are paying for the expenses of this offering, which are estimated to be approximately $81,000. Given your current lack of revenue and other costs such as payroll, please explain where you will obtain the additional funds to cover your costs.

Answer
Attune RTD is currently and intends to rely on private funding to meet its obligations.

Results of Operations, page 36
For the nine months ended September 30. 2009..., page 36
26.
Please revise your discussion of the increase in payroll expenses during the nine months ended September 30, 2009 on page 37 to clarify what you mean by the statement that the large increase was the result of the principal stockholders/officers starting payroll in late 2008. Revise to disclose the number of employees in 2008 compared to 2009 and any changes in their compensation to explain the significant increase in overall payroll expenses during the period.

Answer
Payroll Expense: Payroll expense increased by approximately 74% from the same period in 2008. This large increase was the result of the principal stockholders/officers starting payroll in late 2008 and being able to continue to draw salaries during 2009. A portion of the officers’ salaries has been deferred and sits on the company’s balance sheet as an accrued expense. Currently, through September 30, 2009, there is approximately $185,000 of accrued salaries on the balance sheet.  In 2008 the stockholders principal officers were only on payroll for part of the year compared to a full  nine months in 2009. As a result, the payroll expense when comparing 2008 to 2009 will be greater due to this.
27.	Please revise the discussion of the loss on debt conversion on page 37 to address both the gain and the loss on conversion of debt/loans. In addition, clarify how each of these amounts was determined.
Answer
The company has amended its disclosure as requested above providing more detail.
28.	Please expand your disclosure to state the nature of the $30,962 insurance claim proceeds.
Answer
The Company recognized income on a settlement of an insurance claim. The claim resulted from a break in at the Company in which computer equipment was stolen. The insurance proceeds were in excess of the cost basis thus giving rise to the income on the claim

Liquidity and Capital Resources, page 38
29.
Please expand to provide a discussion of liquidity and capital resources that addresses (1) the dollar of amount of financing you believe is required to continue your business for the next twelve months, (2) the expected uses of that financing and (3) the expected sources of that financing. The disclosure should fully describe your specific plan to continue your business as a going concern and the potential consequences if you are not successful. For guidance, refer to Item 303 of Regulation S-K and Securities Act Release 33-8350 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Answer
On a go forward basis the Company is seeking additional financing through equity, private placements into public entity. The company had determined that it would need approximately $3.5 million in funding to meet all of its planned obligations. This funding is not required to be funded all at once as the business can continue to operate and meet its goals on a limited basis until full funding occurs.
Related Party Transactions, page 41
30.
Please expand your disclosure with regard to the "shareholder loan agreement to Mr. Tai" to explain the circumstances surrounding this obligation and provide all disclosure required by Regulation S-K Item 404(a), including the basis upon which Mr. Tai is a related person and the rate of interest. File as exhibits all written agreements that relate to this obligation.

Answer
Expanded the S-1 disclosure to include additional information as requested.
31.	Please tell us how the loans mentioned in the second paragraph under this section are consistent with Section 13(k) of the Securities Exchange of 1934.
Answer
The Company has amended its disclosure as requested. As of 1/31/2010 the officers redeemed 521,439 shares of its common stock with a value of $0.35 per share to the company, to satisfy this outstanding debt obligation.

32.	Please expand to describe issuances of securities to officers and directors, including the number of shares issued and the consideration paid by those individuals.
Answer
On July 14, 2007 13,000,000 post split vested shares of Class A common stock were issued to 4 founders having a fair value of $215,800, based on a nominal value of $0.0166 per share.
Davis, Paul Shawn, C.E.O/Director	7/14/2007	6,000,000	Post Split
Bianco, Thomas Scott, Treasurer/Director	7/14/2007	6,000,000	Post Split
Davis, Paul, Vice President/Director	7/14/2007	500,000	Post Split
Smith, Timothy, Secretary	7/14/2007	500,000	Post Split

On October 5, 2007, 600,000 shares of Class B preferred stock were issued to 4 founders for services rendered during 2007 with a value of $0.3375 per share based on the contemporaneous sale of Class B preferred stock.
Bianco, Thomas; Treasurer/Director	133,333.33	10/5/2007
Davis, Paul; Vice President/Director	133,333.33	10/5/2007
Davis, Shawn; C.E.O/Director	200,000.00	10/5/2007
Smith, Timothy; Secretary	133,333.33	10/5/2007

Report to Shareholders, page 43
33.
We note your disclosure regarding your intention to file a registration statement on Form 8-A. Prior to effectiveness, please update your disclosure regarding this intent to register your securities under the Exchange Act.

Answer
We undertake to update this disclosure as requested.
Executive Compensation, page 44
34.	Please update your disclosure regarding executive compensation for the year ended December 31, 2009.
Answer
We have expanded the disclosure to include compensation through December 31, 2009 as requested
Narrative disclosure to summary compensation and option tables, page 45

35.
Here and under "Related Party Transactions" on page 40, please revise to disclose the material terms of the employment agreements that you have with your chief executive officer and chief financial officer. In this section, your revised disclosure should provide clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to your named executive officers. Refer to Regulation S-K Item 402(m)(l).

Answer
There are no formal employment agreements with officers, only arrangements as set forth in a resolution of the Board of Directors.  All material terms of the arrangement as set by the Board are set forth in both sections as requested.
36.
Please clarify how you owe your named executive officers an aggregate of $97,431 based on terms of the employment agreements referenced in this section, when it appears from the table on page 44 that each individual received $92,054.000 in salary for the fiscal year ended December 31, 2008. We note in this regard your disclosure that the employment agreements "established a yearly salary for each of $120,000."

Answer
We have included additional language to explain how the salary accrual was computed.
Financial Statements, page 46
37.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Answer

All future filings will contain all requirements that are related to Rule 8-08 of Regulation S-X.

Financial Statements for the Nine Months Ended September 30. 2009. page 46
Note 2. Going Concern, page F-8
38.
Please revise to disclose your specific viable plan of operations, including your plans and expected timeframe to fully develop your products, funding needs and expected sources of this funding. Please refer to FRC 607.02.

Answer
The Company has added additional language to discuss future funding on the liquidity requirement. Language added is: On a go forward basis, the Company is seeking additional financing through equity, private placements.  The company had determined that it would need approximately $3.5 million in funding to meet all of its planned obligations. This funding is not required to be funded all at once as the business can continue to operate and meet its goals on a limited basis until full funding occurs.
Note 5. Common Stock, page F-9
39.
Please revise to disclose your accounting treatment for the contingently returnable Class A common stock issued February 2009. Disclose the specific terms and conditions that could result in the return of these shares. In addition, clarify if these shares are held in a trust account of if they are held by the consultant. Please clarify the reason that these are not considered issued and outstanding for accounting purposes.

Answer
The Company believes the accounting treatment is adequately disclosed in accordance with generally accepted accounting principals however, the Company has added additional language to clarify specific terms and conditions which could warrant the returning of the shares.
40.
Please revise to disclose how you determined the amount of the gain on the conversion of debt from the 173,973 shares of Class A common stock issued upon conversion of the $48,980 liability from a vendor.

Answer

Initially, the Company had a minor computational error in the calculation of the debt conversion, approximately $115.00. The Company determined the amount to be immaterial to the financial statements and no correcting entry was made. The amount disclosed in the financial statements agrees with the amount the Company recorded on its records.  Upon further examination, it was determined that the vendor is to receive 139,944 shares of Class A common stock for conversion of the $48,980 liability. The company has corrected this disclosure throughout the S-1 and as the above amount was deemed immaterial to the September 30, 2009 interim financial statements, We will correct in the 4th quarter 2009 and discloser accordingly in the company's December 31, 2009 audited financial statements.

Financial Statements for the Year Ended December 31, 2008. page F-l 1
Note 1. Deferred Patent Costs, page F-19
41.	Please clarify the nature of "perfection costs" included in deferred patent costs.
Answer
The term “perfection costs” as disclosed was probably a misuse of language in the disclosure. We were referring to the fact that all costs related to the patent up to the point it was granted had been capitalized in accordance with Generally Accepted Accounting Principles, and that any costs incurred on a patent after it has been granted ("perfected”) will or has been expensed. In future filings we will remove this term.

Recent Sales of Unregistered Securities, page 53
42.
Please substantially revise your disclosure in this section to more closely conform with the requirements of Regulation S-K Item 701. For example and without limitation, for each sale of unregistered securities required to be disclosed:

•	disclose the date of sale;
•	name the persons or identify the class of persons to whom the securities were sold; and
•	indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Answer
We have provided the detail concerning these sales as requested in the comment.
Exhibits, page 56
42.	Please file the lease agreement for the property described at the bottom of page 40. Refer to Regulation S-K Item 601(b)(ii)(D).
Answer
We have filed the lease as Exhibit 10.2.
43.	Please include updated accountants' consents with any amendment to the filing.
Answer
Updated consent supplied.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.